BIOHARVEST SCIENCES INC.

1140-625 Howe Street

Vancouver, BC V6C 2T6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2025

AND

INFORMATION CIRCULAR

May 23, 2025

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

BIOHARVEST SCIENCES INC.

1140-625 Howe Street
Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of BioHarvest Sciences Inc. (the “Company”) will be held at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 26, 2025, at 10:00 a.m. (Vancouver time) for the following purposes:

1.to consider, and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular (the “Special Resolution”), approving an amendment to the Company’s articles to include provisions to the effect that the board of directors of the Company be divided into three classes with three-year staggered terms.  See “Particulars of Matters to be Acted Upon- Amendment to the Company’s Articles” in the Information Circular

2. To set the number of directors of the Company for the ensuing year at six (6) persons;

3a. in the event the Special Resolution has passed:

a.to elect John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the 2026 annual general meeting;

b.to elect David Tsur and Sharon Malka as Class II directors of the Company, to hold office until the 2027 annual general meeting;

c.to elect Zaki Rakib and Vivien Rakib as Class III directors of the Company to hold office until the 2028 annual general meeting;

3b. in the event the Special Resolution has not passed, to elect Zaki Rakib, Vivien Rakib, John (Jake) Fiddick, David Tsur, Anne Binder and Sharon Malka as directors of the Company for the ensuing year;

4. to appoint Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the auditors of the Company until the next annual general meeting of the Company and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider, and it deemed advisable, to pass with or without variation, an ordinary resolution of the shareholders to confirm and approve of the 2025 Company’s Equity Incentive Compensation Plan, which is more particularly described in the Information Circular;

6. to receive the audited financial statements of the Company for the financial year ended December 31, 2024 and the accompanying report of the auditors; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s board of directors has fixed May 20, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, National Securities Administrators Ltd., Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

If you are a non-registered shareholder of the Company, please complete and return the accompanying materials in accordance with the instructions set forth in the Information Circular.

DATED at Vancouver, British Columbia, this 23rd day of May, 2025

By order of the Board of

BioHarvest Sciences Inc.

“Ilan Sobel”

Ilan Sobel

Chief Executive Officer

BIOHARVEST SCIENCES INC.

1140-625 Howe Street
Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

INFORMATION CIRCULAR

May 23, 2025

INTRODUCTION

This information circular (the “Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Notice”) and is furnished to shareholders holding common shares (“Common Shares”) in the capital of BioHarvest Sciences Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 26, 2025, at 10:00 a.m. (Vancouver time) or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular and the information therein, unless otherwise specified, is May 23, 2025. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of May 20, 2025 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy (the “Form of Proxy”) are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY.

THE SHAREHOLDER MAY EXERCISE THE RIGHT BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY

THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed Form of Proxy must be received by the Company’s registrar and transfer agent, National Securities Administrators Ltd. (the “Transfer Agent”) at their offices located at Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the Form of Proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space in the Form of Proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries (“Intermediaries”) to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice, this Information Circular and a request for voting instructions (a “VIF”), instead of a Form of Proxy (the Notice, this Information Circular and VIF or proxy, as applicable, are collectively referred to as the “Meeting Materials”) indirectly to the NOBOs and the OBOs through Intermediaries.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to NOBOs and OBOs.

Management of the Company does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and, in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Form of Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s Common Shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

These Meeting Materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the Record Date, a total of 17,327,716 Common Shares were issued and outstanding. Each Common Share as at the Record Date carries the right to one vote at the Meeting.

To the knowledge of the Company’s directors or executive officers, the following persons and companies beneficially owns, or controls or directs, directly or indirectly, 10% of more of the Common Shares:

Name	Number of Common Shares (1)	Percentage of Issued Capital (2)
Vivien Rakib (3)	3,111,570	17.96%

Notes:

(1)Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to the Company by the individual directors.

(2)Based on 17,327,716 Common Shares issued and outstanding as at the Record Date.

(3)78,380 common shares are registered to Altshare Trusts Ltd. (formerly Altshulder Shaham Trusts Ltd.) for Vivien Rakib.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion describes the Company’s compensation program for each person who has acted as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended December 31, 2024 (each a “Named Executive Officer”).

Significant Elements

The significant elements of compensation awarded to the Named Executive Officers are management fees, stock options of the Company (“Options”) and restricted share units of the Company (“RSUS”). The Company does not presently have a long-term incentive plan, other than the Stock Option Plan and the Equity Incentive Plan for its Named Executive Officers. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program. The board of directors is solely responsible for determining compensation to be paid to the Company’s Named Executive Officers. In addition, the board of directors reviews annually the total compensation package of each of the Company’s executives on an individual basis.

Management Fees

In setting compensation rates for Named Executive Officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.  The Company’s compensation payable to the Named Executive Officers is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each Named Executive Officer and varies with the amount of time spent by each Named Executive Officer in carrying out his or her functions on behalf of the Company.

Share Based and Option-Based Awards

The Stock Option Plan, as amended and restated, and the Equity Incentive Compensation Plan are intended to emphasize management’s commitment to growth of the Company.

Summary Compensation Table

The following table sets forth information about compensation paid to, or earned by, the Company’s Named Executive Officers during the fiscal years ended December 31, 2024, 2023 and 2022.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (USD$)	Share Based Awards (USD$)	Option Based Awards (USD$)	Annual Incentive Plans (USD$)	Long Term Incentive Plans (USD$)	Pension Value (USD$)	All Other Compensation (Consulting Fees) (USD$)	Total Compensation (USD$)
Ilan Sobel (1) Chief Executive Officer	2024 2023 2022	251,341 - -	- - -	- 11,358 113,023	29,175 116,591 120,660	- - -	- - -	251,638 353,632 390,116	532,154 (2) 481,581 623,799
Zaki Rakib (3) Chairman, President and Director	2024 2023 2022	- - -	- - -	- 198,063 502,847	32,909 663,593 52,734	- - -	- - -	396,000 301,200 182,400	428,909 1,162,856 737,981
Bar Dichter (4) Chief Financial Officer	2024 2023 2022	29,192 - -	- - -	1,339 - -	- - -	- - -	- - -	- - -	30,531 - -
Yoheved (Yochi) Hagay (5) Chief Technology Officer	2024 2023 2022	295,966 316,159 285,344	- - -	24,825 67,015 377,445	- - -	- - -	- - -	- - -	320,792 383,174 662,789
Brian Cornblatt (6) Chief Medical Officer	2024 2023 2022	- - -	- - -	12,670 34,131 39,386	10,741 27,222 27,222	- - -	- - -	374,735 360,000 240,000	398,145 421,353 306,608
Ilana Belzer (7) Chief Operating Officer	2024 2023 2022	247,666 193,753 -	- - -	40,336 55,064 -	10,187 26,268 -	- - -	- - -	- - -	298,190 275,085 -
Dave Ryan (8) Secretary and Vice President of Investor Relations	2024 2023 2022	- -	- -	- - 1,495	- - -	- - -	- - -	25,000 30,000 30,000	25,000 30,000 31,495
Malkit Azachi (9) Vice President, Research and Development	2024 2023 2022	130,567 - -	- - -	13,301 - -	- - -	- - -	- - -	- - -	143,867 - -
Michal Sapir (10) Vice President Regulatory Affairs	2024 2023 2022	112,057 - -	- - -	8,227 - -	- - -	- - -	- - -	- - -	120,284 - -
Jared Turner (11) Vice President D2C Products Business Unit	2024 2023 2022	- - -	- - -	25,814 - -	- - -	- - -	- - -	180,000 - -	205,814 - -
Alan Rootenberg (12) Former Chief Financial Officer	2024 2023 2022	- - -	- - -	- 1,480 25,388	- - -	- - -	- - -	25,000 30,000 30,000	25,000 31,480 55,388

Notes:

(1)Appointed as Chief Executive Officer on June 9, 2020.

(2)This amount includes accrued vacation days.

(3)Appointed as director on September 27, 2018, appointed as Chairman and President on June 9, 2020.

(4)Appointed as Chief Financial Officer on October 28, 2024. Appointed as Vice President of Finance on March 2024 and resigned on October 28, 2024.

(5)Appointed as Chief Technology Officer on September 27, 2018.

(6)Appointed as Chief Medical Officer on March 31, 2022

(7)Appointed as Chief Operating Officer on April 19, 2023.

(8)Resigned as Secretary on April 19, 2013 and appointed Vice President of Investor Relations on June 9, 2020.

(9)Appointed as Vice President Research & Development on March 20, 2024.

(10)Appointed as Vice President Regulatory Affairs on March 20, 2024.

(11)Appointed as Vice President D2C Products Business Unit on March 20, 2024.

(12)Appointed as Chief Financial Officer on October 9, 2018, and resigned as Chief Financial Officer on October 28, 2024.

Incentive Plan Awards

The following table sets forth all outstanding share based awards to the Named Executive Officers as at the fiscal year ended December 31, 2024.

	Option Based Awards				Share Based Awards
Name and Principal Position	Number of Securities underlying unexercised options (#)	Option exercise price (USD$)	Option Expiration Date	Value of unexercised in-the-money options (USD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Ilan Sobel Chief Executive Officer	517,091	3.40	June 9, 2030	1,433,629
Zaki Rakib President, Chairman and Director	124,109	7.80	September 9, 2032	Nil
Bar Dichter Chief Financial Officer	3,571 5,714 2,857 5,000 2,857	12.20 4.60 3.70 7.80 6.90	February 8, 2031 December 24, 2030 June 10, 2030 September 9, 2032 March 22, 2034	Nil 7,225 8,887 Nil Nil
Yochi Hagay Chief Technology Officer	340,286 171,429 24,286	3.70 16.10 6.30	July 29, 2030 February 25, 2031 April 21, 2033	860,616 Nil Nil
Brian S. Cornblatt Chief Medical Officer	28,571	5.80	July 4, 2032	9,673
Ilana Belzer Chief Operating Officer	4,286 28,571	6.90 6.30	March 22, 2034 April 21, 2033	Nil Nil
Malkit Azachi Vice President, Research and Development	28,571 4,286 10,286 4,000	4.60 6.90 8.30 8.50	December 24, 2030 March 22 2030 October 8, 2031 March 24, 2032	44,441 Nil Nil Nil
Michal Sapir Vice President Regulatory Affairs	14,286 2,857 2,857	4.60 7.80 6.90	December 24, 2030 September 9, 2032 March 22, 2034	22,224 Nil Nil
Jared Turner Vice President D2C Products Business Unit	2,857 2,857 11,429 11,429	7.80 8.50 9.10 4.90	September 9, 2032 March 24, 2032 November 29, 2031 December 8, 2033	Nil Nil Nil 14,998
Dave Ryan Secretary and Vice President Investor Relations	7,143 4,286	3.70 3.70	July 29, 2030 September 10, 2030	18,065 10,840

Alan Rootenberg Former Chief Financial Officer	5,714 7,143	8.50 3.70	March 24, 2032 September 10, 2030	Nil 18,065

This amount is calculated based on the difference between the exercise price of the option and the closing price of the Company’s shares on The Nasdaq Global Market LLC on December 31, 2024, of USD$6.18.

External Management Companies

Other than as disclosed below or elsewhere in the Information Circular, the Company did not have any external management contracts, agreements, plans or arrangements that provide for compensation to its Names Executive Officers or directors during the financial year ended December 31, 2024.

None of the directors and officers of the Company are employees of the Company.

Until his resignation on October 28, 2024, the Company paid US$2,500 per month to M&S Group Inc. in respect of the services that Alan Rootenberg provided to the Company as CFO, all of which was paid to Alan Rootenberg by The M&S Group Inc.

Until his resignation as a director of the Company on September 19, 2024, the Company paid an aggregate of CAD$5,000 per month to Ry-N Ginger Enterprises Inc. in respect of the services that David K. Ryan provided to the Company, all of which was paid to David K. Ryan by Ry-N Ginger Enterprises Inc.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officer’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the compensation paid to the Company’s directors, who are not also Named Executive Officers of the Company, for the fiscal years ended December 31, 2024 and 2023.

Name	Year	Fees Earned (USD$)	Share-based awards (USD$)	Option-based Awards (USD$)	Non-Equity Incentive Plan Compensation (USD$)	Pension Value (USD$)	All Other Compensation (USD$)	Total (USD$)
Vivien Rakib	2024 2023	26,301 26,646	- -	- -	- -	- -	- -	26,301 26,646
John (Jake) Fiddick	2024 2023	26,301 26,646	- -	- -	- -	- -	- -	26,301 26,646
David Tsur	2024 2023	26,301 26,646	2,647 10,716	- -	- -	- -	- -	28,948 37,362
Anne Binder	2024 2023	15,657 Nil	17,969 -	- -	- -	- -	- -	33,626 Nil

Incentive Plan Awards for Directors

The following table sets forth all outstanding share based and option based awards to the Company’s directors, who are not also Named Executive Officers of the Company, as at the fiscal year ended December 31, 2024.

	Option Based Awards				Share Based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (USD$)	Option Expiration Date	Value of unexercised in-the-money options (USD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (USD$)
Zaki Rakib	124,109	7.80	Sept 9-2032	-	-	-
John (Jake) Fiddick	7,143 4,286	3.70 3.70	July 29-2030 Sept 10-2030	18,065 10,840	- -	- -
David Tsur	11,429	8.40	Oct 21-2031	-	-	-
Anne Binder	11,429	6.20	May 31-2034	-	-	-
David K. Ryan (former director)	7,143 4,286	3.70 3.70	July 29-2030 Sept 10-2030	18,065 10,840	- -	- -

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all of the equity compensation plans of the Company as of December 31, 2024. As at December 31, 2024, the equity compensation plans of the Company consisted of the Stock Option Plan, as amended and restated, and the Equity Incentive Compensation Plan

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (USD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,927,490	6.22	609,519
Equity compensation plans not approved by security holders	-	-	-
Total	1,927,490		609,519

PARTICULARS OF MATTERS TO BE ACTED UPON

1.Financial Statements

The financial statements for the fiscal year ended December 31, 2024, together with the auditor’s report thereon will be presented to Shareholders. No vote by the Shareholders is required with respect to this matter.

2.Amendments to the Company’s Articles

The board of directors recommend amending and restating the Company’s Articles to create a classified board ( the “Amended Articles”). A summary of the proposed Amended Articles set forth below and the full text of the Amended Articles is attached to this Information Circular as Schedule “A”.

Classified Board

The Amended Articles create three classes of directors, designated as Class I, Class II, and Class III. The board of directors are to be divided into each class in and equal numbers as possible. Each director initially appointed to Class I, shall serve an initial term expiring on the Company’s first annual general meeting following initial appointment to Class I (this would be the 2026 annual general meeting). Each director initially appointed to Class II, shall serve an initial term expiring on the Company’s second annual general meeting following initial appointment to Class II (the would be the 2027 annual general meeting), and each director appointed to Class II, shall serve an initial term expiring on the Company’s third annual general meeting following initial appointment to Class III (this would be the 2028 annual general meeting). Subsequent to the initial appointments, directors who are appointed shall serve for a term ending on the date of the third annual meeting at which such director was elected. These provisions create a classified board of directors which are divided into three classes, where approximately one-third of the board is elected annually and each director serves a three-year term. Any director appointed to fill a vacancy will hold office until the next election of the class for which such director shall have been elected.

Under the Amended Articles, the total number of directors comprising the board of directors is a range of not less than 6 nor more than 12, with the authorized number of directors fixed by the board of directors.

The classification of the board will increase board continuity as only approximately one third of the board will be up for election at each annual meeting.

Requirement of Shareholder Approval

The above is a summary of the Amended Articles. Shareholders are urged to review the Amended Articles in its entirety as attached hereto as Schedule “A”. Pursuant to the Business Corporations Act (British Columbia), shareholders of the Company must confirm the Amended Articles at the Meeting. The confirmation of the Amended Articles is by way of a special resolution which must be passed by two-thirds of the shareholders entitled to vote who are represented in person or by proxy at the Meeting and vote in respect of that resolution.

The text of the special resolution (the “Special Resolution”) which management intends to place before the Meeting for the approval of the Amended Articles is as follows:

“WHEREAS by resolution passed on May 22, 2025, the board of directors of BioHarvest Sciences Inc. (the “Company”) approved amendments to the Articles of the Company which alters the existing Articles of the Company by the board of directors of the Company being divided into three classes with three-year staggered terms, as more particularly described in the Information Circular (the “Information Circular”) of the Company dated May 23, 2025 (the “Amended Articles”).

RESOLVED as a special resolution of the Company that:

1.The Amended Articles, substantially in the form attached as Schedule “A” to the Company’s Information Circular, are hereby approved, ratified and confirmed; and

2.any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as may determine to be necessary or advisable to give effect to the Amended Articles and to the intent of the above paragraph of this resolution and to all authorized matters.”

Management and the board of directors recommend the approval of the special resolution to amend the Articles of the Company.

3.Number of Directors

In the event the Special Resolution is passed, the Amended Articles of the Company provide for a board of directors of no fewer than six (6) and no more than twelve (12) directors. At the Meeting, shareholders will be asked to pass a resolution to set the number of directors for the ensuing year at six (6). The number of directors will be approved if the affirmative vote of the majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at six (6).

In the event the Special Resolution is not passed, the Articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the shareholders.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at six (6). The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at six (6).

Management and the board of directors recommend the approval of the resolution to set the number of directors of the Company at six (6).

4.Election of Directors

Should the Special Resolution be passed, the Amended Articles of the Company provide for a board of directors divided into three classes of directors with Class I directors serving a one-year term that expires at the annual general meeting to be held in 2026, with Class II directors serving a two-year term that expires at the annual general meeting to be held in 2027, and with Class III directors serving a three-year term that expires at the annual general meeting to be held in 2028.

The board of directors of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Specifically, the board of directors of the Company proposes to elect the persons below into the following classes of directors for the following terms, or until their successors are duly elected or appointed in accordance with the Company’s Amended Articles or until such director’s earlier death, resignation or removal:

1.to elect John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the 2026 annual general meeting;

2.to elect David Tsur and Sharon Malka as Class II directors of the Company, to hold office until the 2027 annual general meeting; and

3.to elect Zaki Rakib and Vivien Rakib as Class III directors of the Company to hold office until the 2028 annual general meeting;

In the absence of instructions to the contrary, the Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the board of directors of the Company.

To the knowledge of the Company, no proposed director and his or her affiliates beneficially own, control or direct, indirectly or indirectly, at least 10% of the Common Shares other than as set forth below.

The board of directors of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province/State, Country of Residence and Position(s) with the Company	Date of Appointment as Director (4)	Principal Occupation, Business or Employment for Last Five Years	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares(3)
ZAKI RAKIB California, USA Chairman, President and Director	September 27, 2018	CEO and Director of Bioharvest Ltd. since September 2018; Director of Bioharvest Inc. since February 2018; Director of Dolarin Ltd. since July 2014.	Nil	-
VIVIEN RAKIB Tel-Aviv District, Israel Director	September 27, 2018	Technology Start Up Investor. Director of Dolarin Ltd. Director of Bioharvest Ltd. since 2007. Director of Shaker (virtual venues) since 2011 and CoPro (content marketing) since 2013.	3,033,190 direct 78,380 (5) indirect	17.96%

JOHN (JAKE) FIDDICK(2) British Columbia, Canada Director	February 7, 2019	Public Company Banking Group at BMO Bank of Montreal until retirement in August 2017; Director of Makara Mining Corp. from June 2019 to September 2020.	Nil	-
DAVID TSUR Central District, Israel Director	October 20, 2021	Chairman of Kanabo Group Plc from February 2021 to January 2025; and Director of Kamada Ltd. since 1990	Nil	-
ANNE BINDER(2) Paris, France Director	May 27, 2024	Following over 20 years experience in M&A and investment activities within major financial institutions, served as an independent director for several SME’s and as a senior advisor to financial institutions. This includes being a director of Lectra, a technology company listed on Euronext, for 11 years.	15,956	0.09%
SHARON MALKA(2) Central District, Israel Director	January 16, 2025	Director of the Company since January 2025; Chief, Executive Officer of Dotz Nano Ltd. since March 2023, Director of MediWound Limited (“MediWound”) from July 2022 to June 2023; Chief Executive Officer of MediWound from May 2019 to June 2022.	Nil	-

Notes:

(1)Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to the Company by the individual directors.

(2)Member of the Audit Committee.

(3)Based on 17,327,716 Common Shares issued and outstanding as at the Record Date.

(4)Directors are to hold office until the next annual general meeting of the Company unless a director's office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or unless the director becomes disqualified to act as a director.

(5)78,380 common shares are registered to Altshare Trusts Ltd. (formerly Altshulder Shaham Trusts Ltd.) for Vivien Rakib.

In the event the Special Resolution is passed, management and the board of directors recommend the approval of: (1) John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the 2026 annual general meeting; (2) David Tsur and Sharon Malka as Class II directors of the Company, to hold office until the 2027 annual general meeting; and (3) Zaki Rakib and Vivien Rakib as Class III directors of the Company to hold office until the 2028 annual general meeting;

Should the Special Resolution not be passed, directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting of the Company or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the board of directors. The board of directors of the Company proposes to nominate the persons named in the table above for election by the shareholders as directors of the Company.

In the event the Special Resolution is not passed, management and the board of directors recommend the approval of the nominees listed above for appointment as directors of the Company until the next annual general meeting of the Company.

The board of directors of the Company does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

Other than as set forth below, no proposed director of the Company, is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer, chief financial officer of any company that:

(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director  was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Information Circular, an “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to an exemption under securities legislation, and such order was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of management of the Company, no proposed director, is or has been, with the ten years preceding the date of this Information Circular:

(a)a director or an executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency; or

(b)become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the knowledge of management of the Company, no proposed director of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has:

(a)been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

5.Appointment of Auditor

Shareholders will be asked to vote for the appointment of Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, to serve as auditors of the Company to hold office until the next annual general meeting of the Company or until such firm is removed from office or resigns as provided by law and to authorize the board of directors of the Company to fix the remuneration to be paid to the auditors. Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm was first appointed as auditor of the Company in August 2019.

Management and the board of directors of the Company recommend shareholders to vote for the ratification of the appointment of Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the Company’s auditors until the next annual general meeting of the Company at a remuneration to be fixed by the Company’s board of directors.

6.Confirmation and Approval of 2025 Equity Incentive Plan

At the Meeting, Shareholders will be asked to confirm and approve the Company’s Equity Incentive Plan (the “2025 Equity Incentive Plan” or the “Plan”) which will replace the Company’s Stock Option Plan, dated November 9, 2023 (the “Prior Plan”) and the Company’s Equity Incentive Plan, dated November 9, 2023 (the “Prior Equity Plan”). The Board adopted the 2025 Equity Incentive Plan on May 22, 2025.

The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success. The following is a summary of the 2025 Equity Incentive Plan, a copy of the 2025 Equity Incentive Plan is attached as Schedule “B” to this Information Circular. Capitalized terms not otherwise defined herein are as defined in the 2025 Equity Incentive Plan.

•The individuals eligible to participate in the Plan include our officers and other employees, our non-employee directors and any consultants. However, only employees may receive incentive stock options under the Plan and consultants and directors must render bona fide services not in connection with the offer and sale of our securities in a capital-raising transaction.

•The Plan is administered by our Compensation Committee. However, our board of directors will establish the terms for the grant of an award to non-employee directors. Subject to the terms of the Plan, the Compensation Committee has full power to implement and carry out the terms of the Plan, including to determine which individuals are eligible to receive awards under the Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option (ISO) or a non-statutory stock option (NSO) under U.S. federal tax laws, the vesting schedule applicable to an award, the maximum term for which any award is to remain outstanding, and the terms and conditions of the award agreements for use under the Plan. The Compensation Committee also determines the exercise price of stock options granted under the Plan, the purchase price for rights to purchase restricted stock, if applicable, and the exercise price for stock appreciation rights.

•The total number of shares of our common stock available for issuance under the Plan will be 3,382,679 shares. The number of shares available is calculated excluding any shares the Company holds directly or indirectly. The number of shares available includes any shares that are subject to stock options under the Company’s Stock Option Plan, dated November 9, 2023 (the “Prior Option Plan”) and any shares that are that are subject to restricted share units under the Company’s Equity Incentive Plan, dated November 9, 2023 (the “Prior Equity Plan”) that are outstanding on the Effective Date. The Plan shall replace the Prior Option Plan and Prior Equity Plan. All options granted under the Prior Option Plan and restricted share units under the Prior Equity Plan will be governed by this Plan after the Effective Date. Any inconsistencies between the Prior Option Plan and Prior Equity Plan, and this Plan will be resolved by the language in the Prior Option Plan and Prior Equity Plan.

•In addition, the number of shares of our common stock reserved for issuance under the Plan will increase on each January 1, of each of 2026 through 2034, by the lesser of (a) 5% of the number of shares of issued and outstanding common stock outstanding on each December 31 immediately prior to the date of increase or (b) such number of shares determined by the Board of Directors. No more than 3,382,679 shares of our common stock may be issued pursuant to the exercise of incentive stock options. The shares may be authorized but unissued or re-acquired shares.

•The Plan permits us to grant the following types of awards:

oStock options. The Plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the Compensation Committee, provided that ISOs are subject to additional statutory limitations. The exercise price of stock options granted under the Plan must be at least equal to the fair market value of our common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant.

oOptions may vest based on service or achievement of performance conditions. The maximum term of options granted under the Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

oAfter an optionee’s employment or service terminates, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. Notwithstanding the foregoing, if an optionee is terminated for “cause” (as defined in the Plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by the Compensation Committee. In no event may an option be exercised later than its expiration date.

oRestricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU, whole shares of our common stock, cash or a combination of our common stock and cash.

oRestricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award, if any, will be determined by the Compensation Committee. Unless otherwise determined by the Compensation Committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

oStock Appreciation Rights. Stock appreciation rights (SARs) provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. SARs may vest based on service or achievement of performance conditions.

oPerformance Shares. Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

oStock Bonuses. Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

•Our Compensation Committee may establish performance goals under which performance-based awards may be made by selecting from one or more of the following performance criteria: profit before tax; billings; revenue; net revenue; earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); operating income; operating margin; operating profit; controllable operating profit, or net operating profit; net profit; gross margin; operating expenses or operating expenses as a percentage of revenue; net income; earnings per share; total stockholder return; market share; return on assets or net assets; our stock price; growth in stockholder value relative to a pre-determined index; return on equity; return on invested capital; cash flow (including free cash flow or operating cash flows); cash conversion cycle; economic value added; individual confidential business objectives; contract awards or backlog; overhead or other expense reduction; credit rating; strategic plan development and implementation; succession plan development and implementation; improvement in workforce diversity; customer indicators; new product invention or innovation; attainment of research and development milestones; improvements in productivity; bookings; attainment of objective operating goals and employee metrics; and any other metric that is capable of measurement as determined by the Compensation Committee.

•Our Compensation Committee may, in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant.

•The Compensation Committee may provide for the surrender, cancellation or exchange of an award for cash, the same type of award or a different award, including cancelation of any option or SAR when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award.

•The aggregate grant date fair value of awards granted to a non-employee director in any calendar year shall not exceed $500,000, except that the aggregate grant date fair value of awards granted to a non-employee director in the calendar year in which they commence their service shall not exceed $1,000,000.

• The Plan currently provides that in the event of a specified Corporate Transaction (as defined under the Plan) outstanding awards may, without the consent of any participant, be (i) continued by us, if we are the successor entity; (ii) assumed or substituted with a substantially equivalent award by the successor corporation; (iii) accelerated, such that the awards become fully vested and exercisable, as applicable, and any repurchase or forfeiture restrictions lapse; (iv) settled in cash, cash equivalents or the securities of the successor corporation; or (v) cancelled for no consideration. The treatment of outstanding awards upon a corporate transaction need not be identical.

•However, in the event of a Corporate Transaction, the vesting of all awards granted to non-employee directors will accelerate and such awards will become exercisable, as applicable, in full prior to the consummation of the Corporate Transaction, at such times and on such conditions as the Compensation Committee determines.

•The Plan generally defines a “Corporate Transaction” as the occurrence of any of the following events: (i) any person becoming the beneficial owner, directly or indirectly, of our securities representing more than 50% of total voting power represented by our then-outstanding voting securities; (ii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of our voting securities or surviving entity in such transaction; (iii) a change in the effective control of us that occurs on the date that a majority of members of the Board of Directors is replaced during any 12 month period by members of the Board of Directors whose appointment or election is not endorsed by as majority of the members of the Board of Directors prior to the date of the appointment or election; or (iv) any other transaction which qualifies as a “corporation transaction” under Section 424(a) of the Internal Revenue Code (Code).

•Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the Compensation Committee permits the transfer of an award to certain authorized transferees, as set forth in the Plan.

•The term of the Plan is ten years from May 22, 2025, the date the Plan was approved by the Board of Directors. The Board of Directors may amend or terminate the Plan or any form of award agreement at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in the Plan may be made to an outstanding award without the consent of the affected participant.

Shareholders will be asked at the Meeting to approve, with or without variation, the following ordinary resolution:

“RESOLVED AS AN ORDINARY RESOLUTION, THAT:

1.The 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”), of BioHarvest Sciences Inc. (the “Company”) as amended and in substantially the form described in and attached to the management information circular of the Company dated May 23, 2025, be and the same is hereby confirmed and approved; and

2.Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and to execute, deliver and file all such agreements, documents and instruments, and to do all such other acts and things, as such director or officer deems necessary or desirable to give effect to the forgoing resolutions.”

Management and the board of directors of the Company recommend the confirmation and approval of the 2025 Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company or any of its subsidiaries, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company or any of its subsidiaries.

AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52-110 – Audit Committees, the Company is required to disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors.

The Audit Committee Charter

The Company’s audit committee charter is set out in Schedule “C” attached to this Information Circular.

Composition of the Audit Committee

The following persons are members of the Company’s audit committee:

Anne Binder	Independent	Financially Literate
John (Jake) Fiddick	Independent	Financially Literate
Sharon Malka	Independent	Financially Literate

Relevant Education and Experience

All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements, and have an understanding of internal controls.

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his/her responsibilities as an Audit Committee member is as follows:

Sharon Malka: Mr. Malka has held senior leadership positions with a number of international healthcare and technology companies. Since March 2023, he has been the Chief Executive Officer of Dotz Nano Ltd., an Australian-based technology company focused on developing, manufacturing and commercializing advanced materials for diagnostics solutions. Mr. Malka previously served as the Chief Executive Officer (from May 2019 to June 2022), Chief Financial Officer (April 2007 to April 2019) and a director (from July 2022 to June 2023) of MediWound Limited, a Nasdaq-listed biopharmaceutical company, and as a Partner at Variance Economic Consulting Ltd., a financial services consulting boutique focused on international technology companies, from 2002 to 2006.

Mr. Malka is a certified CPA (2000) in Israel and a graduate of the Executive Education Program (2021) of Harvard Business School in the United States. He holds a BSc in Business Administration (1998) from The College of Management in Israel and an MBA (2000) from Bar-Ilan University in Israel.

Jake Fiddick: Mr. Fiddick founded the “Public Company Banking Group” for Bank of Montreal (“BMO”) in 1984 and was part of a 15-person team specializing in servicing public companies. He retired in August 2017. During his 58 years with BMO he obtained his real estate license, and broker’s license. Mr. Fiddick has the ability to understand financial statements.

Anne Binder: Ms. Binder specializes in the support and financing of small and medium-sized enterprises. Since 1996, she has worked as a financial strategy consultant and independent director for mainly private companies operating in various sectors, such as finance, electronics, integrated technological solutions and luxury. She previously acted as a senior advisor to Tikehau Investment Management SAS, a management company specializing in corporate debt financing. Ms. Binder also previously served as a director of each of Lectra, Oceasoft, CNCEF (Chambre Nationale des Conseils Experts Financiers) and CNCIF (Chambre Nationale des Conseillers en Investissements Financiers) and as a member of the supervisory board of the Financial Investment Agency, Economic Development of Nîmes.

From 1993 to 1996, Ms. Binder was a director in charge of development in France for the international financial services group General Electric Capital, and director of its French subsidiary. From 1990 to 1993, Ms. Binder was the managing director of the holding company and deputy managing director of the EURIS investment fund. From 1983 to 1990, she participated in the creation of the Pallas Group of which she was a director. Ms. Binder was a Vice-President of Générale Occidentale, a bank and industrial holding company, from 1978 to 1982.

Ms. Binder holds a Master in Public Affairs (1971) from Sciences Po in France and an MBA (1974) from INSEAD in France

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit Fees	USD $315,000	USD $109,000
Audit-Related Fees (1)	USD$36,000	Nil
Tax Fees(2)	USD$4,500	USD $4,612
All Other Fees (3)		Nil
Total	USD$355,500	USD $113,612

Notes:

(1)Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.

(2)Fees charged for tax compliance, tax advice and tax planning services.

(3)Fees for services other than disclosed in any other column.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of the Company. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Board of Directors

The Board of Directors is currently comprised of six members.  The rules of the Exchange do not have independent director requirements. An “independent” director is a director who has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a director’s independent judgment.  Each of Vivien Rakib, John (Jake) Fiddick, David Tsur, Anne Binder and Sharon Malka are independent directors of the Company.  Zaki Rakib is not an independent director because of his position as an officer of the Company.

Directorships

The following directors of the Company are directors of other reporting issuers:

Name of Director	Name of Reporting Issuer	Exchange
David Tsur	Kamada Ltd.	NASDAQ and Tel-Aviv Stock Exchange
	Kanabo Group PLC	London Stock Exchange
Sharon Malka	Dotz Nano Limited	ASX
	BioLight LifeScience Ltd.	TASE
	Kanabo Group Plc.	LSE
	MediWould Ltd.	NASDAQ

Orientation and Continuing Education

The Board of Directors provides an overview of the Company’s business activities, systems and business plan to all new directors. Director candidates have free access to any of the Company’s records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. The directors are encouraged to update their skills and knowledge by taking courses and attending professional seminars.

Ethical Business Conduct

The board of directors believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders. Generally, the board of directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the board of directors in which the director has an interest have been sufficient to ensure that the board of directors operates independently of management and in the best interests of the Company.

The board of directors is also responsible for applying governance principles and practices, tracking development in corporate governance, and adapting “best practices” to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Business Corporations Act (British Columbia).

Nomination of Directors

The board of directors has not formed a nominating committee or similar committee to assist the board of directors with the nomination of directors for the Company. The Board of Directors considers itself too small to warrant creation of such a committee; and each of the directors has contacts he can draw upon to identify new members of the board of directors as needed from time to time.

The board of directors will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the board of directors.

Compensation

The board of directors reviews the compensation of its directors and executive officers annually.  Compensation of directors and the Company’s executive officers will be determined by the directors and the executive officers taking into account the Company’s business ventures and the Company’s financial position. See “Executive Compensation”.

Other Board Committees

The Company has established an Audit Committee. There are no other committees of the board of directors.

Assessments

The board of directors has not implemented a process for assessing its effectiveness. As a result of the Company’s small size and the Company’s stage of development, the board of directors considers a formal assessment process to be inappropriate at this time. The board of directors plans to continue evaluating its own effectiveness on an ad hoc basis.

The board of directors does not formally assess the performance or contribution of individual board members or committee members.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s audited financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2024 can be found on the Company’s SEDAR profile.

Copies of the Company's financial statements and MD&A for the financial year ended December 31, 2024 may be obtained without charge upon request from the Company, at Suite 1140 – 625 Howe Street, Vancouver BC V6C 2T6 (604-622-1186) and such documents will be sent by mail or electronically by email as may be specified at the time of the request.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice. However, if any other matters that are not known to management should properly come before the Meeting, the Form of Proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia as of May 23, 2025.

ON BEHALF OF THE BOARD

BIOHARVEST SCIENCES INC.

“Ilan Sobel”

Ilan Sobel

Chief Executive Officer

Schedule “A”

BIOHARVEST SCIENCES INC.

Amended Articles

See Attached.

Incorporation No. BC0967987

BUSINESS CORPORATIONS ACT

AMENDED ARTICLES

OF

BIOHARVEST SCIENCES INC.

Incorporation No. BC0967987

BUSINESS CORPORATIONS ACT

AMENDED ARTICLES

OF

BIOHARVEST SCIENCES INC.

(the “Company”)

PART 1– INTERPRETATION

1.1Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

(a)“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.9;

(b)“board” and “directors” mean the board of directors of the Company for the time being;

(c)“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d)“Company” means BioHarvest Sciences Inc.;

(e)“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

(f)“senior officers” means the Chief Executive Officer, Chief Financial Officer and such other officers of the Company as designated from time to time by the board;

(g)“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder; and

(h)“US Stock Exchange” means an exchange registered as a “national securities exchange” under section 6 of the Securities Exchange Act of 1934, as amended from time to time, or the Nasdaq Stock Market.

1.2Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1Authorized Share Structure

The authorized share structure of the Company consists of shares of the kinds, classes and, if any, series described in the Notice of Articles of the Company.

2.2Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3Shareholder Entitled to Certificate or Acknowledgement

Unless the shares are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.5Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)order the certificate to be cancelled; and

(b)issue a replacement share certificate.

2.6Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a)proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)any indemnity the directors consider adequate.

2.7Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

2.8Shares may be uncertificated

Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a)the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or

(b)any specified shares may be uncertificated shares.

PART 3 – ISSUE OF SHARES

3.1Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1Recording or registering transfer

A transfer of a share of the Company must not be registered

(a)unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate (or acceptable documents pursuant to Article 2.6 hereof) representing the share to be transferred has been surrendered and cancelled; or

(b)if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3Signing of instrument of transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)in the name of the person named as transferee in that instrument of transfer; or

(b)if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors from time to time.

PART 5 – ACQUISITION OF SHARES

5.1Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares.

5.3Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1Powers of directors

The directors may from time to time on behalf of the Company:

(a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

(c)guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

7.5Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set as provided above, the record date for determining the shareholders entitled to vote at the meeting shall be 5:00 p.m. the day before the meeting.

7.7Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a)state the general nature of the special business; and

(b)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

(ii)during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1Special business

At a meeting of shareholders, the following business is special business:

(a)at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;

(b)at an annual general meeting, all business is special business except for the following:

(i)business relating to the conduct of or voting at the meeting,

(ii)consideration of any financial statements of the Company presented to the meeting,

(iii)consideration of any reports of the directors or auditor,

(iv)the setting or changing of the number of directors,

(v)the election or appointment of directors,

(vi)the appointment of an auditor,

(vii)the setting of the remuneration of an auditor,

(viii)business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

(ix)any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2Special resolution

The votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3Quorum

Subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy, provided that if any class of shares of the Company are listed on a US Stock Exchange, the quorum of business at a meeting of shareholders is one or more persons, present in person or by proxy representing at least 33 1/3% of the outstanding common shares in the capital of the Company.

8.4Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those shareholders do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.5Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.6Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)in the case of any other meeting of shareholders, the shareholders entitled to vote at the meeting who are present, in person or by proxy, at the meeting may adjourn the meeting to a set time and place.

8.7Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)the chair of the board, if any;

(b)if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.8Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting.  If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.9Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.10Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.11Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.12Manner of taking a poll

Subject to Article 8.13, if a poll is duly demanded at a meeting of shareholders:

(a)the poll must be taken

(i)at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii)in the manner, at the time and at the place that the chair of the meeting directs;

(b)the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c)the demand for the poll may be withdrawn.

8.13Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.14Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.15Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.16Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.17Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.18Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.19Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.20Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.  If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Article 8.20:

(a)each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – ALTERATIONS AND RESOLUTIONS

9.1Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

(a)create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)if the Company is authorized to issue shares of a class of shares with par value:

(i)decrease the par value of those shares,

(ii)if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

(iii)subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

(iv)consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

(d)subdivide all or any of its unissued or fully paid issued shares without par value;

(e)change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

(f)alter the identifying name of any of its shares;

(g)consolidate all or any of its unissued or fully paid issued shares without par value; or

(h)otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2Change of Name

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3Other Alterations or Resolutions

If the Business Corporations Act does not specify:

(a)the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles; or

(b)the type of shareholders’ resolution and these Articles do not specify another type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.

PART 10 – VOTES OF SHAREHOLDERS

10.1Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3:

(a)on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b)on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a)any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)for that purpose, the instrument appointing a representative must

(i)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)unless the notice of the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting; and

(b)if a representative is appointed under this Article 10.5,

(i)the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6When proxy provisions do not apply

Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.

10.7Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

10.9When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5;

(b)the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................
Signature of shareholder

10.11Provision of proxies

A proxy for a meeting of shareholders must:

(a)be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice or, if no number of days is specified, 2 business days before the day set for the holding of the meeting; or

(b)unless the notice of the meeting provides otherwise, be provided at the meeting to the chair of the meeting.

10.12Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is:

(a)received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)provided at the meeting to the chair of the meeting.

10.13Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a)if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee; or

(b)if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)by the chair of the meeting, before the vote is taken.

10.15Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

10.16Chair May Determine Validity of Proxy

Unless prohibited by applicable law, the chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 10  as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

PART 11 – DIRECTORS

11.1First directors;

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. Number of directors

11.2Number of directors

The total number of directors comprising the entire board of directors of the Company shall be not less than 6 nor more than 12, with the then-authorized number of directors fixed from time to time by the board of directors.

11.3Classes of directors

The board of directors shall be and is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

11.4Terms of office

Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided that: (i) each director initially appointed to Class I shall serve for an initial term expiring at the Corporation’s first annual meeting of shareholders following the effectiveness of this provision; (ii) each director initially appointed to Class II shall serve for an initial term expiring at the corporation’s second annual meeting of shareholders following the effectiveness of this provision; and (iii) each director initially appointed to Class III shall serve for an initial term expiring at the corporation’s third annual meeting of shareholders following the effectiveness of this provision; provided further, that the term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.

11.5Removal

Any director or the entire board of directors may be removed from office only by ordinary resolution of the shareholders entitled to vote thereon.

11.6Vacancies

Vacancies on the board of directors by reason of death, resignation, retirement, disqualification, removal from office or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a quorum of the directors. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been elected, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

11.7Change in number of directors

If the number of directors is set under Article 11:

(a)the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.8Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.9Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

11.10Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

11.11Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.12Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.13Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

11.14Additional corporate governance requirement

If any class of shares of the Company are listed on a US Stock Exchange, the majority of the directors of the Company must be comprised of independent directors as defined in the rules of the applicable US Stock Exchange.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2, the class of directors up for election under Article 11.4, or as many as necessary to fill existing vacancies will be elected:

(a)the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of up to the number of directors for the time being set under these Articles; and

(b)the class of directors up for election will cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a)that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

12.3Failure to elect or appoint directors

If:

(a)the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c)the date on which his or her successor is elected or appointed; and

(d)the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

12.4Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors. A director appointed to fill a vacancy shall hold office until the next election of the class for which such director shall have been elected, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

12.5Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

12.6Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors have not filled the vacancies pursuant to Article 12.4 above, the shareholders may elect or appoint directors to fill any vacancies on the board of directors. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been elected, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

12.7Additional director

Between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one additional director. Any director so appointed, ceases to hold office immediately before the next election or appointment of directors under Article 12.1 (a), but it eligible for re election or re appointment.

12.8Ceasing to be a director

A director ceases to be a director when:

(a)the term of office of the director expires;

(b)the director dies;

(c)the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)the director is removed from office pursuant to Articles 12.8 or 12.9.

12.9Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy.  If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.10Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

12.11Nominations of directors

(a)Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

(b)Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(i)by or at the direction of the board, including pursuant to a notice of meeting;

(ii)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 12.10 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 12.10.

(c)In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Article 12.11(d)) in proper written form to the secretary of the Company at the principal executive offices of the Company.

(d)To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be given:

(i)in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(ii)in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must set forth:

(i)as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person during the past five years; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination; (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(ii)as to the Nominating Shareholder giving the notice: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company; (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(f)The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Article 12.10 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

(h)For purposes of this Article 12.10:

(i)“Affiliate”, when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(iii)“Associate”, when used to indicate a relationship with a specified person, means:

A.any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

B.any partner of that person,

C.any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

D.a spouse of such specified person,

E.any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or

F.any relative of such specified person or of a person mentioned in clauses D or E of this definition if that relative has the same residence as the specified person;

(iv)“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person:

A.any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

B.any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

C.any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

D.any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)Notwithstanding any other provision of this Article 12.10, notice given to the secretary of the Company pursuant to this Article 12.10 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid, provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 12.10.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine.

13.2Chair of meetings

Meetings of directors are to be chaired by:

(a)the chair of the board, if any;

(b)in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)any other director chosen by the directors if:

(i)neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii)neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii)the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other.  A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5Who may call extraordinary meetings

A director may call a meeting of the board at any time.  The secretary, if any, must on request of a director, call a meeting of the board.

13.6Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.5, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a)by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b)by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or

(c)orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed;

(b)the director has filed a waiver under Article 13.9; or

(c)the director attends such meeting.

13.8Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9Waiver of notice of meetings

Any director may file with the Company a notice waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

PART 14– COMMITTEES OF DIRECTORS

14.1Appointment of committees

The directors may, by resolution:

(a)appoint one or more committees consisting of the director or directors that they consider appropriate;

(b)delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)the power to fill vacancies in the board,

(ii)the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)the power to appoint or remove officers appointed by the board; and

(c)make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must:

(a)conform to any rules that may from time to time be imposed on it by the directors; and

(b)report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3Powers of board

The board may, at any time:

(a)revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

(b)terminate the appointment of, or change the membership of, a committee; and

(c)fill vacancies in a committee.

14.4Committee meetings

Subject to Article 14.2(a):

(a)the members of a directors’ committee may meet and adjourn as they think proper;

(b)a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

14.5Additional corporate governance requirement

(a)Each directors’ committee shall be governed by a charter as the board may adopt to govern such committee; and

(b)If any class of shares of the Company are listed on a US Stock Exchange, the Company will maintain, to the extent required by the rules of the applicable US Stock Exchange, each of the following directors’ committees: an audit committee, a compensation committee and a nominations committee, and each such committee will be comprised of a number of members equal to the number of members required by the rules of the applicable US Stock Exchange. The members of such committees must meet the independence requirements, if any, of the rules of applicable US Stock Exchange.

PART 15 – OFFICERS

15.1Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary or desirable, and none of the individuals appointed as officers need be a member of the board.

15.2Functions, duties and powers of officers

The board may, for each officer:

(a)determine the functions and duties the officer is to perform;

(b)entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1Indemnification of directors and senior officers

The directors must cause the Company to indemnify the directors, senior officers and former directors and senior officers of the Company and each of its subsidiaries, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

17.2Deemed contract

Each director and senior officer is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company without the prior approval of the shareholders.

18.2Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor.  Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6Dividend bears no interest

No dividend bears interest against the Company.

19.7Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a)subject to paragraphs (b) and (c), to the address of the shareholder;

(b)subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c)to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 21 – EXECUTION OF INSTRUMENTS

21.1Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a)any 2 directors;

(b)any officer, together with any director;

(c)if the Company has only one director, that director; or

(d)any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

21.3Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 22 – NOTICES

22.1Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)mail addressed to the person at the applicable address for that person as follows:

(i)for a record mailed to a shareholder, the shareholder’s registered address,

(ii)for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class, or

(iii)in any other case, the mailing address of the intended recipient;

(b)delivery at the applicable address for that person as follows, addressed to the person:

(i)for a record delivered to a shareholder, the shareholder’s registered address,

(ii)for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii)in any other case, the delivery address of the intended recipient;

(c)sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)physical delivery to the intended recipient; or

(f)such other manner of delivery as is permitted by applicable legislation governing electronic delivery.

22.2Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

22.5Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)mailing the record, addressed to them:

(i)by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – RESTRICTION ON SHARE TRANSFER

23.1Definitions

In this Article 23:

(1)“designated security” means:

(a)a voting security of the Company;

(b)a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)“security” has the meaning assigned in the Securities Act (British Columbia);

(3)“voting security” means a security of the Company that:

(a)is not a debt security, and

(b)carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

23.2Application

Article 23.3 does not apply to the Company if and for so long as it is a public company or its designated securities are beneficially owned, directly or indirectly, by more than 50 persons or companies, counting any two or more joint registered owners as one beneficial owner, and not counting employees and former employees of the Company or its affiliates.

23.3Consent required for transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 24 – SPECIAL RIGHTS AND RESTRICTIONS

24.1Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)create an identifying name for the shares of that series, or alter any such identifying name; and

(c)attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Schedule “B”

BIOHARVEST SCIENCES INC.

2025 Equity Incentive Plan

See Attached.

BIOHARVEST SCIENCES INC.

2025 EQUITY INCENTIVE PLAN

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2. SHARES SUBJECT TO THE PLAN.

2.1 Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is 3,382,679. The number of shares available is calculated excluding any shares the Company holds directly or indirectly. The number of shares available includes any shares that are subject to stock options under the Company’s Stock Option Plan, dated November 9, 2023 (the “Prior Option Plan”) and any shares that are that are subject to restricted share units under the Company’s Equity Incentive Plan, dated November 9, 2023 (the “Prior Equity Plan”) that are outstanding on the Effective Date. The Plan shall replace the Prior Option Plan and Prior Equity Plan. All options granted under the Prior Option Plan and restricted share units under the Prior Equity Plan will be governed by this Plan after the Effective Date. Any inconsistencies between the Prior Option Plan and Prior Equity Plan, and this Plan will be resolved by the language in the Prior Option Plan and Prior Equity Plan.

2.2 Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued; or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3 Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4 Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan shall be increased on January 1, of each of 2026 through 2034, by the lesser of (a) 5 percent (5%) of the number of Shares issued and outstanding on each December 31 immediately prior to the date of increase or (b) such number of Shares determined by the Board.

2.5 Limitations. No more than 3,382,679 Shares shall be issued pursuant to the exercise of ISOs.

2.6 Adjustment of Shares. If the number of outstanding Shares is changed by a stock dividend, extraordinary dividends or distributions (whether in cash, shares or other property, other than a regular cash dividend), spin-off, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then (a) the number of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (a)–(e) of Section 2.1, (b) the Exercise Prices of and number of Shares subject to outstanding Options and SARs, (c) the number of Shares subject to other outstanding Awards, and (d) the maximum number of Shares that may be issued as ISOs set forth in Section 2.5 shall be proportionately adjusted, subject to any required action by the

Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award or the Shares subject to such Award covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, shall be subject to all of the terms, conditions and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3. ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors and Non-Employee Directors, provided such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital raising transaction.

4. ADMINISTRATION.

4.1 Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. The Committee may seek recommendations from the management of the Company and the Board for administration of this Plan. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate;

(h) grant waivers of Plan or Award conditions;

(i) determine the vesting, exercisability and payment of Awards;

(j) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k) determine whether an Award has been earned or has vested;

(l) determine the terms and conditions of any, and to institute any Exchange Program;

(m) reduce or waive any criteria with respect to Performance Factors;

(n) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships;

(o) adopt rules and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p) make all other determinations necessary or advisable for the administration of this Plan;

(q) delegate any of the foregoing to one or more executive officers pursuant to a specific delegation as permitted by applicable law; and

(r) to exercise negative discretion on Performance Awards, reducing or eliminating the amount to be paid to Participants.

4.2 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.3 Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4 Documentation. The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.5 Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company and its Subsidiaries and Affiliates operate or have employees or other individuals eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs and practices; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 2.1 hereof; and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5. OPTIONS. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1 Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Stockholder”) will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5 Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 Termination of Service. If the Participant’s Service terminates for any reason except for Cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates no later than three (3) months after the date Participant’s Service terminates (or such shorter time period not less than thirty (30) days or longer time period as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant’s Service terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.

(a) Death. If the Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date Participant’s Service terminates (or such shorter time period not less than six (6) months or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(b) Disability. If the Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date Participant’s Service terminates (or such shorter time period not less than six (6) months or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant’s Service terminates when the termination of Service is for a Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the date Participant’s Service terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.

(c) Cause. If the Participant’s Service is terminated for Cause, then Participant’s Options shall expire on such Participant’s date of termination of Service, or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement or the Award Agreement, Cause shall have the meaning set forth in the Plan.

5.7 Limitations on Exercise. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code.

5.10 No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.1 Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.2 Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.3 Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.4 Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

7. STOCK BONUS AWARDS. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary or Affiliate. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.1. Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.2. Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.3. Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

8. STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an award to an eligible Employee, Consultant, or Director that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.1 Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than Fair Market Value. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.2 Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.3 Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or Dividend Equivalent Right, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

8.4 Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

9. RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). All RSUs shall be made pursuant to an Award Agreement.

9.1 Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the time or times during which the RSU may be settled; (c) the consideration to be distributed on settlement; and (d) the effect of the Participant’s termination of Service on each RSU; provided that no RSU shall have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) select from among the Performance Factors to be used to measure the performance, if any; and (z) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.2 Form and Timing of Settlement. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

9.3 Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

10. PERFORMANCE AWARDS. A Performance Award is an award to an eligible Employee, Consultant, or Director of the Company or any Parent, Subsidiary or Affiliate that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement that cites Section 10 of the Plan.

10.1 Types of Performance Awards. Performance Awards shall include Performance Shares, Performance Units, and cash-based Awards as set forth in Sections 10.1(a), 10.1(b), and 10.1(c) below.

(a) Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award.

(b) Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award.

(c) Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards to Participants under the terms of this Plan.

The amount to be paid under any Performance Award may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

10.2 Terms of Performance Awards. Performance Awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant Performance Period. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares; (c) the Performance Factors and Performance Period that shall determine the time and extent to which each award of Performance Shares shall be settled; (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; (y) select from among the Performance Factors to be used; and (z) determine the number of Shares deemed subject to the award of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3 Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).

11. PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of Shares held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent, Subsidiary or Affiliate;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, that such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.

12. GRANTS TO NON-EMPLOYEE DIRECTORS. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. The aggregate grant date fair value of Awards granted to a Non-Employee Director pursuant to this Section 12 in any calendar year shall not exceed $500,000, except that the aggregate grant date fair value of Awards granted to a new Non-Employee Director pursuant to this Section 12 in the calendar year in which they commence their service to the Company shall not exceed $1,000,000.

12.1. Eligibility. Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.2. Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards shall vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.3. Election to receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, as determined by the Committee. Such Awards shall be issued under the Plan. An election under this Section 12.3 shall be filed with the Company on the form prescribed by the Company.

13. WITHHOLDING TAXES.

13.1. Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary or Affiliate, as applicable, to which the Participant provides Service, an amount sufficient to satisfy applicable U.S. federal, state, local and international withholding tax requirements or any other tax or social insurance liability (collectively, “Tax-Related Items”) legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable Tax-Related Items legally due from the Participant. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares shall be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

13.2. Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax-Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the Tax-Related Items to be withheld or (d) withholding from proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14. TRANSFERABILITY.

14.1. Transfer Generally. Unless determined otherwise by the Committee or pursuant to Section 14.2, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (a) during the Participant’s lifetime only by (i) the Participant, or (ii) the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

14.2. Award Transfer Program. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14.2 and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (a) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (b) amend or remove any provisions of the Award relating to the Award holder’s continued Service to the Company or its Parent, Subsidiary, or Affiliate, (c) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (d) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (e) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion. Notwithstanding anything to the contrary in the Plan, in no event will the Committee have the right to determine and implement the terms and conditions of any Award Transfer Program without stockholder approval.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1 Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. The Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement shall be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant’s Purchase Price or Exercise Price, as the case may be, pursuant to Section 15.2. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares. Notwithstanding the foregoing, dividends and Dividend Equivalent Rights may accrue with respect to unvested Awards, but will not be paid or issued until such Award is fully vested and the Shares are issued to Participant and such Shares are no longer subject to any vesting requirements or repurchase rights on behalf of the Company.

15.2 Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) a portion of any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.

16. CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant’s obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval, the Committee may, with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate Participant’s employment or other relationship at any time.

21. CORPORATE TRANSACTIONS.

21.1. Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:

(a) The continuation of an outstanding Award by the Company (if the Company is the successor entity).

(b) The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

(c) The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

(d) The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e) The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant’s continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f) The cancellation of outstanding Awards in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction.

21.2. Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards shall not be deducted from the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3 Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. ADOPTION AND STOCKHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia.

24. AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval; provided further, that a Participant’s Award shall be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan shall affect any then-outstanding Award unless expressly provided by the Committee; in any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation or rule.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers and/or directors of the Company.

27. ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards shall, subject to applicable law, be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant’s employment or other service with the Company that is applicable to executive officers, employees, directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancelation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.1. “Affiliate” means any person or entity that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company, including any general partner, managing member, officer or director of the Company, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such person or entity, whether through the ownership of voting securities or by contract or otherwise.

28.2 “Award” means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit or award of Performance Shares.

28.3 “Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4 “Award Transfer Program” means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

28.5 “Board” means the Board of Directors of the Company.

28.6 “Cause” means (i) Participant’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant’s Service is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 20 above, and the term “Company” will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the foregoing definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement or Award Agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.6.

28.7 “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.8 “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.9 “Common Stock” means the common stock of the Company.

28.10 “Company” means BioHarvest Sciences Inc., or any successor corporation.

28.11 “Consultant” means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary or Affiliate to render services to such entity.

28.12 “Corporate Transaction” means the occurrence of any of the following events:

(a) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction;

(b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;

(d) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the capital stock of the Company) or

(e) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.13. “Director” means a member of the Board.

28.14. “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock or other property dividends in amounts equal equivalent to cash, stock or other property dividends for each Share represented by an Award held by such Participant.

28.15. “Disability” means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

28.16. “Effective Date” means the date on which this Plan is adopted by the Board.

28.17. “Employee” means any person, including Officers and Directors, employed by the Company or any Parent, Subsidiary or Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

28.18. “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

28.19. “Exchange Program” means a program pursuant to which outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof).

28.20. “Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.21. “Fair Market Value” means, as of any date, the value of a share of the Company’s Common Stock determined as follows:

(a) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) if none of the foregoing is applicable, by the Board or the Committee in good faith.

28.22. “Insider” means an officer or director of the Company or any other person whose transactions in the Company’s Common Stock are subject to Section 16 of the Exchange Act.

28.23. “IRS” means the United States Internal Revenue Service.

28.24. “Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary or Affiliate.

28.25. “Option” means an award of an option to purchase Shares pursuant to Section 5.

28.26. “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.27. “Participant” means a person who holds an Award under this Plan.

28.28. “Performance Award” means an award covering cash, Shares or other property granted pursuant to Section 10 or Section 12 of the Plan.

28.29. “Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a) Profit Before Tax;

(b) Sales;

(c) Expenses;

(d) Billings;

(e) Revenue

(f) Net revenue;

(g) Earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation and amortization);

(h) Operating income;

(i) Operating margin;

(j) Operating profit;

(k) Controllable operating profit, or net operating profit;

(l) Net profit;

(m) Gross margin;

(n) Operating expenses or operating expenses as a percentage of revenue;

(o) Net income;

(p) Earnings per share;

(q) Total stockholder return;

(r) Market share;

(s) Return on assets or net assets;

(t) The Company’s stock price;

(u) Growth in stockholder value relative to a pre-determined index;

(v) Return on equity;

(w) Return on invested capital;

(x) Cash Flow (including fee cash flow or operating cash flows);

(y) Balance of cash, cash equivalents and marketable securities;

(z) Cash conversion cycle;

(aa) Economic value added;

(bb) Individual confidential business objectives;

(cc) Contract awards or backlog;

(dd) Overhead or other expense reduction;

(ee) Credit rating;

(ff) Completion of an identified special project;

(gg) Completion of a joint venture or other corporate transaction;

(hh) Strategic plan development and implementation;

(ii) Succession plan development and implementation;

(jj) Improvement in workforce diversity;

(kk) Employee satisfaction;

(ll) Employee retention;

(mm) Customer indicators and/or satisfaction;

(nn) New product invention or innovation;

(oo) Research and development expenses;

(pp) Attainment of research and development milestones;

(qq) Improvements in productivity;

(rr) Bookings;

(ss) Working-capital targets and changes in working capital;

(tt) Attainment of objective operating goals and employee metrics; and

(uu) Any other metric that is capable of measurement as determined by the Committee.

The Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.30. “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.

28.31. “Performance Share” means an Award granted pursuant to Section 10 or Section 12 of the Plan, consisting of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

28.32. “Performance Unit” means an Award granted pursuant to Section 10 or Section 12 of the Plan, consisting of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

28.33. “Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee’s household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than

50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.34. “Plan” means this BioHarvest Sciences Inc., 2025 Equity Incentive Plan.

28.35. “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.36. “Restricted Stock Award” means an award of Shares pursuant to Section 6 or Section 12 of the Plan, or issued pursuant to the early exercise of an Option.

28.37. “Restricted Stock Unit” means an Award granted pursuant to Section 9 or Section 12 of the Plan.

28.38. “SEC” means the United States Securities and Exchange Commission.

28.39. “Securities Act” means the United States Securities Act of 1933, as amended.

28.40. “Service” shall mean service as an Employee, Consultant, Director or Non-Employee Director, to the Company or a Parent, Subsidiary or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence approved by the Company; provided, that such leave is for a period of not more than 90 days (x) unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or (y) unless provided otherwise pursuant to formal policy adopted from time to time by the Company’s Board and issued and promulgated to employees in writing. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military or other protected leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant’s returning from such leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act or other applicable law), he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide Service to the Company throughout the leave on the same terms as he or she was providing Service immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status from an employee to a consultant or advisor shall not terminate the service provider’s Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.41. “Shares” means shares of Common Stock and the common stock of any successor entity.

28.42. “Stock Appreciation Right” means an Award granted pursuant to Section 8 or Section 12 of the Plan.

28.43. “Stock Bonus” means an Award granted pursuant to Section 7 or Section 12 of the Plan.

28.44. “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.45. “Treasury Regulations” means regulations promulgated by the United States Treasury Department.

28.46. “Unvested Shares” means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

BIOHARVEST SCIENCES INC.

2025 EQUITY INCENTIVE PLAN

Appendix I- Options

1.GENERAL

1.1.This Israeli Appendix (the “Israeli Appendix”) to the BioHarvest Sciences Inc. 2025 Equity Incentive Plan (as amended from time to time) (the “Plan” and the “Company”, respectively) shall apply only to participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the purpose of payment of tax (the “Israeli Optionees”). The grant of Options to an Israeli Optionee shall be subject to the fulfillment of the conditions set forth below and pursuant to and subject to the terms and conditions set forth in the Plan. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Plan.

1.2.This Israeli Appendix is to be read as a continuation of the Plan and only refers to Options granted to Israeli Optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as defined below), and any regulations, rules, orders or procedures promulgated thereunder, as may be amended or replaced from time to time. For the avoidance of doubt, this Israeli Appendix does not add to nor modify the Plan in respect of Optionees who are non Israeli Optionees.

1.3.The Plan and this Israeli Appendix are complementary to each other and shall be deemed one document. In any case of contradiction, whether explicit or implied, between the provisions of this Israeli Appendix and the Plan, the provisions set out in this Israeli Appendix shall prevail with respect to Options granted to Israeli Optionees.

2.DEFINITIONS

The following definitions shall be in effect under the Israeli Appendix:

2.1.“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3.“Controlling Shareholder” means a “controlling shareholder” as defined in Section 32(9) of the Ordinance.

2.4.“Employee” means an Israeli Optionee who is employed by, or serving as a director or an Office Holder of, the Company or any other employee company [ ] as defined in Section 102(a) of the Ordinance; provided such employee, director or office holder is not a Controlling Shareholder.

2.5.“ITA” means the Israeli Tax Authorities.

2.6.“Non-Employee” means an Israeli Optionee that is not an Employee, including an Israeli Optionee that (i) serves as a consultant, adviser, or service provider, or (ii) is a Controlling Shareholder.

2.7.“Office Holder” means an “office holder” as defined under the Israeli Companies Law, 1999.

2.8.“102 Capital Gain Option” means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.9.“102 Option” means any Option granted pursuant to Section 102.

2.10.“102 Ordinary Income Option” means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.11.“Ordinance” means the Israeli Tax Ordinance (New Version), 1961.

2.12.“Section 102” means Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.13.“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance.

2.14.“Trustee” means any individual or entity appointed by the Company and approved by the ITA to serve as trustee of Approved 102 Options.

2.15.“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.ISSUANCE OF OPTIONS; ELIGIBILITY

3.1.The persons eligible for participation in the Plan under the Israeli Appendix shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees may only be granted 3(i) Options.

3.2.The Company may designate Options granted to Employees as Approved 102 Options or Unapproved 102 Options.

3.3.The grant of Approved 102 Options shall be made under this Israeli Appendix and shall be conditioned upon the approval of this Israeli Appendix by the ITA.

3.4.Approved 102 Options may either be classified as 102 Capital Gain Options (“CGOs”) or 102 Ordinary Income Options (“OIOs”).

3.5.No Approved 102 Options may be granted under this Israeli Appendix to any Employee, unless and until the Company elects to classify its Approved 102 Options as CGOs or OIOs and appropriately files notice of such election with the ITA (the “Election”). The Election shall become effective beginning the first date of grant of an Approved 102 Option under this Israeli Appendix and may not be changed until the end of the year following the year during which the Company first granted Approved 102 Options under such Election. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Employees who were granted Approved 102 Options during the time the Election is in effect, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options and 3(i) Options simultaneously.

3.6.All Approved 102 Options must be held in trust by a Trustee, as described in Section 0 below.

3.7.The terms and conditions upon which Options shall be issued and exercised shall be as specified in the Option Agreement to be executed pursuant to the Plan and to this Israeli Appendix. Each Option Agreement shall state, inter alia, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option).

4.TRUSTEE

The provisions of this Section shall apply with respect of Approved 102 Options:

4.1.Approved 102 Options, any shares issued upon exercise of such Approved 102 Options and other shares received subsequently following any realization of rights, including without limitation, bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionee.

4.2.Approved 102 Options and any shares received subsequently following exercise of

102 Options, shall be held by the Trustee for such period of time as required by Section 102 (the “Holding Period”).

4.3.The Optionee shall not be entitled to sell or release from trust the Approved 102 Options or shares issued upon their exercise, until the lapse of the Holding Period.

4.4.In the event the requirements of Section 102 are not met, the Optionee shall not be entitled to the tax treatment available for Approved 102 Options and the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

4.5.Notwithstanding anything to the contrary, the Trustee may hold the release of any Approved 102 Options or shares issued upon exercise of Approved 102 Options, until the full payment of the Optionee’s tax liabilities arising in respect thereof.

4.6.As a condition for issuance of Approved 102 Options, the Israeli Optionee shall execute an undertaking, in form to be provided by the Company, acknowledging the terms of issuance under Section 102 and releasing the Trustee from any liability for actions or decisions made in good faith by the Trustee.

5.FAIR MARKET VALUE FOR TAX PURPOSES

Without derogating from the definition of “Fair Market Value” included in the Plan, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or will be registered for trading within ninety (90) days following the date of grant, then solely for the purpose of determining the tax liability of CGOs pursuant to Section 102(b)(3) of the Ordinance, the fair market value of the shares shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6.EXERCISE OF OPTIONS

6.1.Options shall be exercised by the Optionee in accordance with the terms of the Plan, but in any event, in accordance with the instructions of the Trustee and the requirements of Section 102.

6.2.If the Optionee ceases to be employed or engaged by the Company or any Affiliate, then at the request of the Company, the Optionee shall extend to the Company and/or its Subsidiaries a security or guarantee for the payment of tax due at the time of sale of shares, pursuant to the Company’s policies and in accordance with any applicable provisions of Section 102.

7.RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

Without derogating from any restriction on assignability or transferability specified in the Plan, as long as Options issued under this Israeli Addendum or Shares purchased upon exercise of such Options and/or any other securities issued with respect thereto, are held by the Trustee for the benefit of an Israeli Optionee, such Israeli Optionee may not transfer, assign, pledge or mortgage any rights with respect of the Options and/or the shares to which they are exercisable (as applicable), other than by will or laws of descent and distribution. The terms of this Israeli Addendum and the Plan shall be binding on the executors, administrators, heirs, and successors of Options. Notwithstanding the foregoing, if any such sale, assignment, pledge, mortgate or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to and shall be borne by the Israeli Optionee.

8.TAX CONSEQUENCES

8.1.Without derogating from the Plan, the Trustee may withhold taxes according to requirements of applicable laws, rules and regulations, including withholding taxes at source, from any payment to the Optionee. Furthermore, the Israeli Optionee shall indemnify the Company, its Subsidiaries and the Trustee and hold them harmless from and against any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

8.2.The Company and the Trustee shall not be required to release any Options, shares, or share certificate to an Israeli Optionee until all required payments have been fully made and satisfactory evidence was provided to the Company and the Trustee.

8.3.Neither the Corporation and/or Subsidiary nor the Board shall have any liability to any Israeli Optionee, or to any other party, if an Option (or any portion thereof) that is intended to be qualified as Capital Gain Option is determined by the Board, ITA or the Trustee not to be qualified as Capital Gain Option.

9.GOVERNING LAW & JURISDICTION

This Israeli Appendix shall be governed by, construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws.

BIOHARVEST SCIENCES INC.

2025 EQUITY INCENTIVE PLAN

Appendix II- RSUs

1.GENERAL

1.1.This Israeli Appendix II (the “Israeli Appendix II”) to the BioHarvest Sciences Inc. 2025 Equity Incentive Plan(as amended from time to time) (the “Plan” and the “Company”, respectively) shall apply only to Participants (as defined in the Plan) who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the purpose of payment of tax (the “Israeli Participants”). The grant of Restricted Share Units (“RSUs”) to an Israeli Participant shall be subject to the fulfillment of the conditions set forth below and pursuant to and subject to the terms and conditions set forth in the Plan. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Plan.

1.2.This Israeli Appendix II is to be read as a continuation of the Plan and only refers to RSUs granted to Israeli Participants so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as defined below), and any regulations, rules, orders or procedures promulgated thereunder, as may be amended or replaced from time to time. For the avoidance of doubt, this Israeli Appendix does not add to nor modify the Plan in respect of Participants who are non Israeli Participants.

1.3.The Plan and this Israeli Appendix II are complementary to each other and shall be deemed one document. In any case of contradiction, whether explicit or implied, between the provisions of this Israeli Appendix II and the Plan, the provisions set out in this Israeli Appendix II shall prevail with respect to RSUs granted to Israeli Participants.

2.DEFINITIONS

The following definitions shall be in effect under the Israeli Appendix II:

2.1.“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.“Approved 102 RSU” means an RSU granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

2.3.“Controlling Shareholder” means a “controlling shareholder” as defined in Section 32(9) of the Ordinance.

2.4.“Employee” means an Israeli Participant who is employed by, or serving as a director or an Office Holder of, the Company or any other employee company [ ] as defined in Section 102(a) of the Ordinance; provided such employee, director or office holder is not a Controlling Shareholder.

2.5.“ITA” means the Israeli Tax Authorities.

2.6.“Non-Employee” means an Israeli Particiapnt that is not an Employee, including an Israeli Participant that (i) serves as a consultant, adviser, or service provider, or (ii) is a Controlling Shareholder.

2.7.“Office Holder” means an “office holder” as defined under the Israeli Companies Law, 1999.

2.8.“102 Capital Gain RSU” means an Approved 102 RSU elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.9.“102 RSU” means any RSU granted pursuant to Section 102.

2.10.“102 Ordinary Income RSU” means an Approved 102 RSU elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.11.“Ordinance” means the Israeli Tax Ordinance (New Version), 1961.

2.12.“Section 102” means Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.13.“3(i) RSU” means an RSU granted pursuant to Section 3(i) of the Ordinance.

2.14.“Trustee” means any individual or entity appointed by the Company and approved by the ITA to serve as trustee of Approved 102 RSUs.

2.15.“Unapproved 102 RSU” means an RSU granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.ISSUANCE OF RSUs; ELIGIBILITY

3.1.The persons eligible for participation in the Plan under the Israeli Appendix II shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 RSUs; and (ii) Non-Employees may only be granted 3(i) RSUs.

3.2.The Company may designate RSUs granted to Employees as Approved 102 RSUs or Unapproved 102 RSUs.

3.3.The grant of Approved 102 RSUs shall be made under this Israeli Appendix II and shall be conditioned upon the approval of this Israeli Appendix II by the ITA.

3.4.Approved 102 RSUs may either be classified as 102 Capital Gain RSUs (“CGRs”) or 102 Ordinary Income RSUs (“OIRs”).

3.5.No Approved 102 RSUs may be granted under this Israeli Appendix II to any Employee, unless and until the Company elects to classify its Approved 102 RSUs as CGRs or OIRs and appropriately files notice of such election with the ITA (the “Election”). The Election shall become effective beginning the first date of grant of an Approved 102 RSU under this Israeli Appendix II and may not be changed until the end of the year following the year during which the Company first granted Approved 102 RSUs under such Election. The Election shall obligate the Company to grant only the type of Approved 102 RSU it has elected, and shall apply to all Employees who were granted Approved 102 RSUs during the time the Election is in effect, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 RSUs and 3(i) RSUs simultaneously.

3.6.All Approved 102 RSUs must be held in trust by a Trustee, as described in Section 0 below.

3.7.The terms and conditions upon which RSUs shall be issued and become payable shall be as specified in the Award Agreement (as defined in the Plan) to be executed pursuant to the Plan and to this Israeli Appendix II. Each Award Agreement shall state, inter alia, the type of RSU granted thereunder (whether a CGR, OIR, Unapproved 102 RSU or a 3(i) RSU).

4.TRUSTEE

The provisions of this Section shall apply with respect of Approved 102 RSUs:

4.1.Approved 102 RSUs, any shares issued upon such Approved 102 RSUs becoming payable and other shares received subsequently following any realization of rights, including without limitation, bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participant.

4.2.Approved 102 RSUs and any shares received subsequently following 102 RSUs becoming payable, shall be held by the Trustee for such period of time as required by Section 102 (the “Holding Period”).

4.3.The Participant shall not be entitled to sell or release from trust the Approved 102 RSUs or shares issued upon their becoming payable, until the lapse of the Holding Period.

4.4.In the event the requirements of Section 102 are not met, the Participant shall not be entitled to the tax treatment available for Approved 102 RSUs and the Approved 102 RSUs may be regarded as Unapproved 102 RSUs, all in accordance with the provisions of Section 102.

4.5.Notwithstanding anything to the contrary, the Trustee may hold the release of any Approved 102 RSUs or shares issued upon Approved 102 RSUs becoming payable, until the full payment of the Participant’s tax liabilities arising in respect thereof.

4.6.As a condition for issuance of Approved 102 RSUs, the Israeli Participant shall execute an undertaking, in form to be provided by the Company, acknowledging the terms of issuance under Section 102 and releasing the Trustee from any liability for actions or decisions made in good faith by the Trustee.

5.FAIR MARKET VALUE FOR TAX PURPOSES

Without derogating from the definition of “Fair Market Value” included in the Plan, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or will be registered for trading within ninety (90) days following the date of grant, then solely for the purpose of determining the tax liability of CGRs pursuant to Section 102(b)(3) of the Ordinance, the fair market value of the shares shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6.RSUs BECOMING PAYABLE

6.1.RSUs shall become payable in accordance with the terms of the Plan, but in any event, in accordance with the instructions of the Trustee and the requirements of Section 102.

6.2.If the Participant ceases to be employed or engaged by the Company or any Affiliate, then at the request of the Company, the Participant shall extend to the Company and/or its Subsidiaries a security or guarantee for the payment of tax due at the time of sale of shares, pursuant to the Company’s policies and in accordance with any applicable provisions of Section 102.

7.RESTRICTIONS ON ASSIGNABILITY AND SALE OF RSUs

Without derogating from any restriction on assignability or transferability specified in the Plan, as long as RSUs issued under this Israeli Addendum or Shares purchased upon such RSUs becoming payable and/or any other securities issued with respect thereto, are held by the Trustee for the benefit of an Israeli Participant, such Israeli Participant may not transfer, assign, pledge or mortgage any rights with respect of the RSUs and/or the shares issuable upon the RSUs becoming payable (as applicable), other than by will or laws of descent and distribution. The terms of this Israeli Addendum and the Plan shall be binding on the executors, administrators, heirs, and successors of RSUs. Notwithstanding the foregoing, if any such sale, assignment, pledge, mortgate or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to and shall be borne by the Israeli Participant.

8.TAX CONSEQUENCES

8.1.Without derogating from the Plan, the Trustee may withhold taxes according to requirements of applicable laws, rules and regulations, including withholding taxes at source, from any payment to the Participant. Furthermore, the Israeli Participant shall indemnify the Company, its Subsidiaries and the Trustee and hold them harmless from and against any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

8.2.The Company and the Trustee shall not be required to release any RSUs, shares, or share certificate to an Israeli Participant until all required payments have been fully made and satisfactory evidence was provided to the Company and the Trustee.

8.3.Neither the Corporation and/or Subsidiary nor the Board shall have any liability to any Israeli Participant, or to any other party, if an RSU (or any portion thereof) that is intended to be qualified as Capital Gain RSU is determined by the Board, ITA or the Trustee not to be qualified as Capital Gain RSU.

9.GOVERNING LAW & JURISDICTION

This Israeli Appendix II shall be governed by, construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws.

Schedule “C”

BIOHARVEST SCIENCES INC.

Audit Committee Charter

I.MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of BioHarvest Sciences Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.The quality and integrity of the Company’s financial statements and other financial information;

2.The compliance of such statements and information with legal and regulatory requirements;

3.The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.The performance of the Company’s internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A.Composition

The Committee shall be comprised of three or more members.

B.Qualifications

Each member of the Committee must be a member of the Board.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.

C.Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.Meetings

The Committee shall meet as frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A.Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

Require the Auditor to report directly to the Committee.

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

1.Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including resolution of disagreements between management and the Auditor regarding financial reporting.

2.Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

3.Recommend to the Board the compensation of the Auditor.

4.Pre-approve all non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor.

Internal Financial Controls & Operations of the Company

1.Establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

1.Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

2.Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

3.Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

5.Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

The management inquiry letter provided by the Auditor and the Company’s response to that letter.

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

1.Review the Company’s annual and interim financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

2.Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

1.Consult, to the extent it deems necessary or appropriate, with the Auditor, but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

2.Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.Meet, to the extent it deems necessary or appropriate, with management, any internal auditor and the Auditor in separate executive sessions.

4.Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

5.Make regular reports to the Board.

6.Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

7.Annually review the Committee’s own performance.

8.Provide an open avenue of communication among the Auditor, the Company’s financial and senior management and the Board.

9.Not delegate these responsibilities.

C.Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.